UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Summus, Inc. (USA)

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

866366 10 7

(CUSIP Number)

Kevin A. Prakke, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27606

(919) 781-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 866366 10 7	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Bjorn Jawerth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,698,961 8 SHARED VOTING POWER 760,000 9 SOLE DISPOSITIVE POWER 6,776,774 10 SHARED DISPOSITIVE POWER 760,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,458,961*
12	CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%*
14	TYPE OF REPORTING PERSON* IN

*	Includes: (a) 1,759,006 shares issuable upon the exercise of outstanding options; (b) 1,647,196 shares and 274,991 shares issuable upon the exercise of warrants, both held by the reporting Person’s ex-wife, with respect to which the Reporting Person has sole voting power (but no dispositive power); and (c) 760,000 shares held by a charitable remainder trust for which the Reporting Person is the sole trustee and lifetime income beneficiary.

CUSIP No. 866366 10 7	Page 3 of 7 Pages

INTRODUCTION

This Amendment No. 4 amends and supplements the Schedule 13D filed jointly by Dr. Bjorn Jawerth (the “Reporting Person”) and Summus, Ltd. on August 23, 2000, as amended on September 8, 2000, November 20, 2000 and February 8, 2001, with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Summus, Inc. (USA)(formerly High Speed Net Solutions, Inc. (the “Issuer”)). In 2001, Summus, Ltd. liquidated and distributed all of its holdings, including all of its shares of the Issuer, pro rata to the owners of Summus, Ltd. The Reporting Person, as an owner of Summus, Ltd, received a pro rata distribution of the Issuer’s shares in connection with the liquidation. Following the 2001 distribution, the Reporting Person beneficially held approximately 10,211,633 shares of the Issuer’s Common Stock. The Reporting Person’s recent sales of a portion of those shares are disclosed herein. The Reporting Person is no longer an executive officer or director of the Issuer.

Item 1. Security and Issuer

This statement on Schedule 13D (Amendment No.4) relates to the Common Stock of Summus, Inc. (USA), a Florida corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 434 Fayetteville Street, Suite 600, Raleigh, NC 27601.

Item 2. Identity and Background

(a)-(c),(f)	Reporting Person: The name, business address, present principal employment and citizenship of the Reporting Person are listed below.

Name:	Dr. Bjorn Jawerth
Business Address:	1228 Langstonshire Lane
Morrisville, North Carolina 27560
Present Principal Employment:	consulting/development work
1228 Langstonshire Lane
Morrisville, North Carolina 27560
Citizenship:	United States

(d) and (e)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 866366 10 7	Page 4 of 7 Pages

Item 3. Source and Amount of Funds or Other Consideration

Not applicable

Item 4. Purpose of Transaction

The Reporting Person has not purchased any additional shares of the Issuer’s Common Stock.

The Reporting Person confirms that, except for his recent sales of Common Stock as described in Item 5 of this statement and his general desire to continue to pursue opportunities to sell his remaining shares of Common Stock on terms acceptable to him, he does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) and (b)	Set forth in the table below are the number and percentage of shares of the Issuer’s Common Stock beneficially owned, as well as the nature of ownership, for the Reporting Person at the date of this statement.

Name	No. of Shares Beneficially Owned with Sole Voting Power Only		No. of Shares Beneficially Owned with Sole Voting and Dispositive Power		No. of Shares Beneficially Owned with Shared Voting and Dispositive Power		Aggregate No. of Shares Beneficially Owned	Percentage of Shares Beneficially Owned(4)
Dr. Bjorn Jawerth	1,922,187	(1)	6,776,774	(2)	760,000	(3)	9,458,961	9.97%

(1)	Consists of 1,647,196 shares and 274,991 shares issuable upon the exercise of warrants, both held by the Reporting Person’s ex-wife, with respect to which the Reporting Person has sole voting power (but no dispositive power).

CUSIP No. 866366 10 7	Page 5 of 7 Pages

(2)	Includes 1,759,006 shares of Common Stock issuable upon the exercise of outstanding options
(3)	Consists of shares held by a charitable remainder trust for which the Reporting Person is the sole trustee and lifetime beneficiary. The trust is irrevocable, but as the sole trustee, the Reporting Person has the power to make all voting and disposition decisions on behalf of the trust with respect to these shares.
(4)	Calculated based on a total of 92,860,405 shares of Common Stock outstanding as reported in the Issuer’s quarterly report for the quarter ended June 30, 2004.

(c)	The following is a description of the sales of the Issuer’s Common Stock effected by the Reporting Person in the sixty days prior to filing this Amendment No. 4 to Schedule 13D:

Date	Nature of Transaction	Number of Shares	Price per Share
7/13/04	open market sale	20,000	$0.22
7/14/04	open market sale	41,200	$0.1884
7/30/04	open market sale	35,000	$0.1671
8/02/04	open market sale	65,000	$0.16
8/03/04	open market sale	50,000	$0.16
8/04/04	open market sale	10,000	$0.165
8/05/04	open market sale	28,800	$0.17
8/06/04	open market sale	20,000	$0.17
8/10/04	open market sale	15,000	$0.17
8/11/04	open market sale	20,000	$0.175
8/16/04	open market sale	40,000	$0.16
8/16/04	private sale	1,000,000	$0.17
8/18/04	private sale	2,000,000	$0.17

The private transactions effected on August 16 and 18, 2004 were negotiated private sales made to Empire Capital Partners.

(d)	None.

(e)	Not applicable.

CUSIP No. 866366 10 7	Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None

CUSIP No. 866366 10 7	Page 7 of 7 Pages

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2004

/s/ Bjorn Jawerth	(SEAL)
Dr. Bjorn Jawerth